EXHIBIT 12.2

DUKE REALTY LIMITED PARTNERSHIP

EARNINGS TO FIXED CHARGES CALCULATION

(in thousands, except ratios)

	MARCH 31,	DECEMBER 31,	DECEMBER 31,	DECEMBER 31,	DECEMBER 31,	DECEMBER 31,
	2006	2005	2004	2003	2002	2001

Net income from continuing operations, less preferred dividends	$15,285	$102,912	$122,556	$127,176	$133,589	$203,372
Preferred dividends	12,712	46,479	33,777	39,225	52,613	60,850
Interest expense	38,655	119,640	109,297	100,047	86,844	82,570
Earnings before fixed charges	$66,652	$269,031	$265,630	$266,448	$273,046	$346,792

Interest expense	$38,655	$119,640	$109,297	$100,047	$86,844	$82,570
Interest costs capitalized	5,580	9,510	5,961	6,734	13,529	25,859
Total fixed charges	44,235	129,150	115,258	106,781	100,373	108,429

Preferred dividends	12,712	46,479	33,777	39,225	52,613	60,850
Total fixed charges and preferred dividends	$56,947	$175,629	$149,035	$146,006	$152,986	$169,279

Ratio of earnings to fixed charges	1.51	2.08	2.30	2.50	2.72	3.20

Ratio of earnings to combined fixed charges and preferred dividends	1.17	1.53	1.78	1.82	1.78	2.05